Exhibit (a)(5)


[Beijing, September 14, 2000] Shandong Huaneng Power Development Co., Ltd. ("Shandong Huaneng"; NYSE: SH) and Huaneng Power International, Inc. ("Huaneng Power"; NYSE: HNP) today announced that they have filed amendments to the Schedule 13E-3 that they filed jointly with the Securities Exchange Commission (the "SEC") on August 15, 2000. The amendments were filed via the SEC's EDGAR system and are publicly available through the SEC's website www.sec.gov. Holders of the American Depositary Shares of Shandong Huaneng (the "ADS") who have sent in their voting instructions to their brokers or to The Bank of New York, the depositary for the ADSs, may change their voting instructions for the upcoming special general shareholders' meeting of Shandong Huaneng on September 15, 2000 by contacting their broker or The Bank of New York. In order to change its voting instructions, an ADS holder should fax to the Bank of New York (attention: Larry Chen, facsimile 212-571-3050) (a) copy of such ADS holder's original voting instructions previously sent to its broker or The Bank of New York and (b) a written letter requesting that the instructions previously given should be changed as indicated in such letter. These two documents must be received by The Bank of New York before 8:00 p.m. New York Time on September 14, 2000 in order for such ADS holder's vote to be changed for the special general shareholders' meeting.

Huamneng Power develops, constructs and owns large thermal power plants in China nationwide. As the largest independent power producer in China, the total installed capacity is currently 8,700 MW. Shandong Huaneng has interests in power plants in Shandong Province with a total installed capacity of 3,050MW, of which Shandong Huaneng's proportionate interest is 2,110 MW.